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                                                                    Exhibit 99.2

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Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore - 561 229, India.
Tel.  :     91-80-852 0261
Fax   :     91-80-852 0362

                                                                   April 9, 1999

Dear Member,

You are cordially invited to attend the Eighteenth Annual General Meeting of the members on Saturday, June 12, 1999 at 3.00 p.m. at Hotel Taj Residency, No. 41/3, M. G. Road, Bangalore - 560 001.

Notice for the meeting together with proposed resolutions is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact the Office of the Senior Vice President (F&A), Infosys Technologies Limited, Electronics City, Bangalore - 561 229 (Tel.:
91-80-852 0261).

Very truly yours,



N. R. Narayana Murthy
Chairman and Chief Executive Officer

Encl.
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                                     NOTICE

Notice is hereby given that the Eighteenth Annual General Meeting of the members of Infosys Technologies Limited will be held on Saturday, June 12, 1999, at 3.00 p.m. at Hotel Taj Residency, No. 41/3, M.G. Road, Bangalore - 560 001, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Balance Sheet as at March 31, 1999 and the Profit & Loss Account for the year ended on that date and the Report of Directors' and Auditors' thereon.

2.    To declare a final dividend.

3. To appoint a director in place of Mr. N. S. Raghavan who retires by rotation and is eligible for re-election.

4. To appoint a director in place of Mr. S. Gopalakrishnan who retires by rotation and is eligible for re-election.

5. To appoint a director in place of Mr. S. D. Shibulal who retires by rotation and is eligible for re-election.

6. To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

SPECIAL BUSINESS

7. To consider and if thought fit, to pass with or without modifications as an ordinary resolution, the following:

      "RESOLVED THAT, pursuant to the provisions of Section 269, Schedule XIII and other applicable provisions of the Companies Act, 1956 the approval of the members in General Meeting be and is hereby accorded, to the appointment of Mr. N. R. Narayana Murthy as the Chairman & Chief Executive Officer of the company for the period from February 11, 1999 to April 30, 2002 on the same remuneration, pay scale and other terms and conditions as approved by the company in the Annual General Meeting held on June 7, 1997."

8. To consider and if thought fit, to pass with or without modifications as an ordinary resolution, the following:

      "RESOLVED THAT, pursuant to the provisions of Section 269, Schedule XIII and other applicable provisions of the Companies Act, 1956 the approval of the members in General Meeting be and is hereby accorded, to the appointment of Mr. Nandan M. Nilekani as the Managing Director, President & Chief Operating Officer of the company for the period from February 11, 1999 to April 30, 2002 on the same remuneration, pay scale and other terms and conditions as approved by the company in the Annual General Meeting held on June 7, 1997."

9. To consider and if thought fit, to pass with or without modifications as a special resolution the following:

      "RESOLVED THAT pursuant to the provisions of Section 81 and all other applicable provisions of the Companies Act, 1956 and relevant provisions of the Memorandum and Articles of the company and subject to any SEBI Guidelines on Employee Stock Options which may be made hereafter, the Board of Directors (hereinafter referred to as the Board, which term shall be deemed to include any Committee thereof) be and are hereby authorized on behalf of the company to issue, offer and allot 33,00,000 equity shares of nominal value Rs. 10/- each to the employees, of the company or of a subsidiary whether now or hereafter existing, in India or overseas, (including executive and non-executive directors but excluding the Promoter Directors) under a new Employee Stock Option Plan (the 1999 Option Plan) to be created by the company for the benefit of the employees inter alia on the following terms and conditions:

      a) Each option to be granted to eligible employees shall entitle the employee to apply for and be allotted one equity share of nominal value Rs. 10/-, each at a fair market price to be determined by the Board of
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            Directors or the Compensation Committee to be appointed by the Board for the purpose and subject to any regulation or guidelines of the SEBI in regard to the pricing of the options, as applicable from time to time.

      b) Each option shall be vested in the optionee after a minimum of 12 months from the date of grant of the option or at such times as may be determined by the Board from time to time, subject to the minimum vesting period.

      c) The options shall be valid and exercisable for such periods as may be determined by the Board, from time to time.

      d) The payment for the shares to be allotted upon exercise of an option, may consist of cash, cheque or consideration received by the company under a cash-less exercise program implemented by the company in connection with the 1999 Option Plan or any combination of the foregoing methods of payment.

      e) The options to be granted to eligible employees shall be determined by the Board based on an appraisal process consisting inter alia of the employee's grade, years of service, present performance, future potential contribution, conduct and such other factors as may be specified.

      f) No employee shall, during any fiscal year of the company be granted options exceeding the limit fixed by the SEBI in this regard from time to time, without a specific special resolution of the members in General Meeting.

      g) The company shall conform to the accounting policies mandated by applicable law or regulations of the SEBI or any other relevant regulation as is applicable to the accounting of such options.

      h) Subject to the approval of the stock exchanges, the relevant equity share on exercise of the options shall be listed on the stock exchanges.

      i) The equity shares issued upon exercise of the options shall rank pari passu in all respects with the existing equity shares save and except their entitlement to dividend which will commence only from the date of allotment of such equity shares and pro-rata for the financial year in which the dividend is declared.

      j) The Board shall have the power to make a fair and reasonable adjustment to the number of options and to the exercise price in case of rights issues, bonus issues and other corporate actions".

"RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to determine all other terms and conditions of the issue of the said options as the Board may in its absolute discretion determine".

                                                           By Order of the Board

Electronics City,
Hosur Road,
Bangalore - 561 229, India.                                       V. Viswanathan
April 9, 1999                                                  Company Secretary
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NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the company. Under the Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

2. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

3. The instrument appointing the proxy should be deposited at the Registered Office of the company not less than 48 hours before the commencement of the meeting.

4. Members/Proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

5. The Register of Directors' shareholdings, maintained under Section 307 of the Companies Act, 1956, is available for inspection by the members at the Annual General Meeting.

6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, is available for inspection by the members at the Registered Office of the company.

7. The Register of Members and Share Transfer Books will remain closed from June 4, 1999 to June 12, 1999 both days inclusive.

8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 12, 1999 to those Members whose names appear in the Register of Members as on June 4,1999.

9. Members are requested to address all their correspondence including change of address, dividend mandates, etc., to the Registrar and Share Transfer Agents - Karvy Consultants Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore - 560 004, India.

10. The members are informed that the dividends which were declared at the previous Annual General Meetings held in September 1993 for the year ended March 31, 1993; interim dividend paid in December 1993 for the year ended March 31, 1994; dividend declared at the Annual General Meeting held in June 1994 for the year March 31, 1994; interim dividend paid in December 1994 for the year ended March 31, 1995 and dividend declared at the Annual General Meeting held on June 3, 1995 for the year ended March 31, 1995, and which remained unclaimed for more than three years have been transferred by the Company to the General Revenue Account of the Central Government, pursuant to Section 205A(5) of the Companies Act, 1956.

11. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. V. Viswanathan, Company Secretary at the company's registered office for further particulars.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956.

ITEM 7 & 8

Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani were appointed as the Chairman & Managing Director and Deputy Managing Director of the company respectively for a period of five years with effect from May 1, 1997. As part of the company's strategic organizational planning, for future growth, expansion and globalization of the business of the company, the Board considered it expedient to appoint Mr. N. R. Narayana Murthy as the Chairman & Chief Executive Officer and Mr. Nandan M. Nilekani as the Managing Director, President & Chief Operating Officer of the company and they have been appointed, accordingly to the respective positions at the Board Meeting held on February 10, 1999. Both Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani shall hold their respective offices for the remaining period of their tenure i.e., from February 11, 1999 to April 30, 2002. The remuneration payable to them and other terms and conditions of their appointment shall remain the same as
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approved by the company in the Annual General Meeting held on June 7, 1997 and as restated in the Abstract of the Terms of Appointments of Chairman & Chief Executive Officer and Managing Director/ President & Chief Operating Officer sent to the members on February 26, 1999, pursuant to Section 302 of the Companies Act, 1956.

The Abstract of the Terms of Appointment dated February 26, 1999 circulated pursuant to Section 302 of the Companies Act, 1956, to the members is reproduced below. The copies of relevant resolutions of the Board/company in respect of the appointments are available for inspection by the members at the Registered Office of the company during working hours on any working day till the date of this Annual General Meeting.

No other director except Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani, may be considered as interested or concerned in the resolutions.

ABSTRACT OF THE TERMS OF APPOINTMENTS OF MR. N. R. NARAYANA MURTHY AS CHAIRMAN & CHIEF EXECUTIVE OFFICER AND MR. NANDAN M. NILEKANI AS MANAGING DIRECTOR, PRESIDENT & CHIEF OPERATING OFFICER OF INFOSYS TECHNOLOGIES LIMITED ISSUED TO THE MEMBERS OF THE COMPANY PURSUANT TO SECTION 302 OF THE COMPANIES ACT 1956:

The Board of Directors at their meeting held on February 10, 1999, appointed Mr.
N. R. Narayana Murthy as Chairman & Chief Executive Officer and Mr. Nandan M. Nilekani as Managing Director, President & Chief Operating Officer of the company with effect from February 11, 1999, on the same terms and conditions of their appointments as Chairman & Managing Director and Deputy Managing Director respectively, as approved by the members pursuant to the provisions of Sections 198, 269, 309, Schedule XIII and other applicable provisions of the Companies Act 1956, at the Annual General Meeting held on June 7, 1997. The terms and conditions of their appointments are as follows:

1.    Period of appointment: With effect from February 11,1999 to April 30,
      2002.

2.    Details of remuneration:

      a)    Present salary per month:                                in Rs.

            N. R. Narayana Murthy     54,100 } in the scale of Rs. 30,000 -
                                      Rs. 80,000

            Nandan M. Nilekani        54,100 } in the scale of Rs. 30,000 -
                                      Rs. 80,000

      b)    Performance bonus:

            Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani, shall be entitled to performance bonus based on their performance or based on their value addition to the company, up to a maximum of 25% of salary, payable quarterly or at other intervals as may be decided by the Board.

      c)    Perquisites and allowances:

            i) Housing: Furnished/unfurnished residential accommodation or house rent allowance at 45% of salary in lieu thereof. The expenditure incurred by the company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.

            ii) Medical reimbursement/allowance: Reimbursement of actual expenses for self and family and/or allowances will be paid as per the rules of the company.

            iii) Leave travel concession/allowance: For self and family once in a year, in accordance with the rules of the company.

            iv)   Club fees: Fees payable subject to a maximum of two clubs.

            v)    Personal accident insurance: As per the rules of the company.

      d)    Earned/privilege leave: As per the rules of the company.
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      e)    Company's contribution to provident fund and superannuation fund:

            These contributions will not be included as perquisites to the extent that these, either singly or put together, are not taxable under the Income Tax Act,1961.

      f)    Gratuity payable as per the rules of the company.

      g) Encashment of leave at the end of the tenure, will not be included in the computation of the ceiling on perquisites to the extent the same are not taxable under the Income Tax Act, 1961.

      h) Use of the company's car for official purposes and telephone at residence (including payment for local calls and long distance official calls) shall not be included in the computation of perquisites.

      i) The aggregate of the salary, performance bonus, perquisites and allowances, contribution towards provident fund and superannuation fund taken together in respect of payment to Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

            Minimum remuneration

            Where in any financial year, during the currency of tenure of Mr. N.
            R. Narayana Murthy and Mr. Nandan M. Nilekani, the company incurs a loss or its profits are inadequate, the company may pay them remuneration by way of salary, performance bonus, perquisites and allowances not exceeding the limits as specified below:

            --------------------------------------------------------------------
            Mr. N. R. Narayana Murthy   Rs. 12,33,480 p.a.  or  Rs.1,02,790 p.m.
            Mr. Nandan M. Nilekani      Rs. 12,33,480 p.a.  or  Rs.1,02,790 p.m.
            --------------------------------------------------------------------

            and in addition the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

3. The Agreement may be terminated by either party by giving six months notice in writing, of such termination.

4. If, at any time, Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani cease to be directors of the company for any cause whatsoever, the agreement shall forthwith be terminated.

5. Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani shall perform such duties as may from time to time be entrusted to them, subject to the superintendence and control of the Board of Directors.

MEMORANDUM OF INTEREST

No director, except Mr. N. R. Narayana Murthy and Mr. Nandan M. Nilekani are concerned or interested in their respective appointments.

This abstract is being sent to members, as per the requirement of Section 302 of the Companies Act, 1956.

                                                For Infosys Technologies Limited

Place: Bangalore                                                  V. Viswanathan
February 26, 1999                                              Company Secretary

ITEM 9

Employee stock options are considered to be an effective tool to attract and retain the best talent in the software industry. Your company instituted an Employee Stock Option Plan (ESOP) in September 1994 pursuant to the enabling resolutions of the shareholders in the General Meeting. The company has successfully implemented the
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ESOP and the majority of the shares reserved therein have been allotted/transferred to the employees. The company proposes to institute a new ESOP and reserve an appropriate number of shares thereunder to allot equity shares against the stock options granted to employees of the company located in India and overseas. Accordingly, the Board seeks your approval by way of a Special resolution in terms of Section 81(1)(A) of the Companies Act, to institute the new ESOP. The aforementioned proposal is subject to any regulations or guidelines to be made by the SEBI and the provisions of the Companies Act, 1956 applicable to Employee Stock Option Plans.

In case stock options are made available to the directors of the Company (other than the promoter directors who have excluded themselves from the ESOP scheme), then such directors may be deemed to be interested in this item.

The Board recommends these resolutions for the approval of the members.

                                                           By Order of the Board

Electronics City,
Hosur Road,
Bangalore - 561 229, India.                                       V. Viswanathan
April 9, 1999                                                  Company Secretary

ADDITIONAL INFORMATION ON DIRECTORS SEEKING ELECTION AT THE ANNUAL GENERAL
MEETING

Following is the biographical data about each candidate seeking re-election as a director:

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Mr. S. Gopalakrishnan is a co-founder of Infosys and has served as a director since 1981 and as Head - Client Delivery and Technology of Infosys since 1996. From 1994 to 1996, Mr. Gopalakrishnan was head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S. based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. Prior to that, Mr. Gopalakrishnan was Technical Director of Infosys, responsible for the technical direction of the company. Mr. Gopalakrishnan received an M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

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Mr. N. S. Raghavan is a co-founder of Infosys and has served as a director since
1981 and as Head - Human Resources and Education of Infosys since 1996. From
1981 to 1996, his responsibilities included developing new strategic business units, setting up new development centers, and formulating new HR initiatives. Mr. Raghavan received a B.E. in Electrical Engineering from Andhra University.

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Mr. S. D. Shibulal is a co-founder of Infosys and has served as a director from
1984 to 1991 and since 1997. He has served as Head - Manufacturing, Distribution and Year 2000 Business Unit and Head - Internet and Intranet Business Unit of Infosys since 1997. From 1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource Manager at Sun Microsystems, Inc. From 1981 to 1991, he worked for Infosys in the United States on projects in the retail and manufacturing industries. Mr. Shibulal received an M.Sc. in Physics from the University of Kerala and an M.S. in Computer Science from Boston University.

Attendance record of the directors seeking re-election:

--------------------------------------------------------------------------------
                        Number of meetings held      Number of meetings attended
--------------------------------------------------------------------------------
Mr. S. Gopalakrishnan                         9                                7
Mr. N. S. Raghavan                            9                                8
Mr. S. D. Shibulal                            9                                8
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